EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

AUGUST 16, 2005


ARC ENERGY TRUST CONFIRMS SEPTEMBER 15, 2005 CASH DISTRIBUTION AMOUNT
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CALGARY, AUGUST 16, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") confirms that the cash distribution to be paid on September 15, 2005, in respect of August production, for unitholders of record on August 31, 2005, will be $0.17 per trust unit. This is an increase of $0.02 per unit over the August 15 distribution, as announced in the Trust's August 3, 2005 news release. The ex-distribution date is August 29, 2005.

As at August 16, 2005, the Trust's trailing twelve-month cash distributions, including the August 15, 2005 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.6 billion. The Trust currently produces approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website WWW.ARCENERGYTRUST.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
        Telephone: (403) 503-8600                      Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9